Exhibit 12.1

Statement of Computation of Ratios

Ratio of earnings to fixed charges is computed by dividing income before taxes and fixed charges by fixed charges.  Fixed charges consist of interest charges, capitalized interest and amortization of debt issuance costs.

	Fiscal Years Ending December 31,					Three Months Ending March 31,
	2007	2006	2005	2004	2003	2008	2007

Income (loss) before income taxes	$20,745	$21,728	$6,143	$(8,256)	$6,828	$8,195	$1,200
Less: Capitalized interest	1,172	1,494	3,703	1,826	760	501	18
Add:
Interest expense	25,835	26,658	25,972	22,688	18,883	6,744	6,405
Debt issuance cost amortization	1,552	966	1,772	1,436	1,157	362	394

Earnings (loss) as defined	$46,960	$47,858	$30,184	$14,042	$26,108	$14,800	$7,981

Interest expense	$25,835	$26,658	$25,972	$22,688	$18,883	$6,744	$6,405
Debt issuance amortization	1,552	966	1,772	1,436	1,157	362	394

Fixed charges as defined	$27,387	$27,624	$27,744	$24,124	$20,040	$7,106	$6,799

Ratio of earnings to fixed charges	1.71x	1.73x	1.09x	0.58x*	1.30x	2.08x	1.17x

* For the fiscal year ended December 31, 2004, fixed charges exceeded earnings by approximately $10.1 million.